

July 2, 2013

Via E-mail
Mr. Mark A. Pompa
Chief Financial Officer
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851

>   **Re: EMCOR Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **File No. 1-8267**

Dear Mr. Pompa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business - Backlog, page 5

1.   Please revise future annual and quarterly filing to disclose backlog by reportable segment. Please also disclose the amount or percentage of backlog not reasonably expected to be filled in the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

2.   As you state, backlog is not a term defined by U.S. generally accepted accounting principles and your methodology for determining backlog may not be comparable to the methodologies used by other companies. Please revise future annual and quarterly filings to provide the following expanded disclosures regarding backlog:

- Discuss how your backlog is calculated, including what it includes and what it excludes in regard to the following, to the extent applicable: funded/unfunded amounts; firm orders; extensions/add-ons; pass-through costs; and VIE/joint venture contracts versus company contracts.

- Discuss any changes in the methodology used to determine your backlog in each period, if material and applicable.
- To allow better insight into changes in your backlog from period to period, provide a roll-forward of backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.
- Quantify and discuss any backlog that is not moving forward as originally scheduled, if material and applicable.
- Disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material and applicable.
- Address and discuss expected margin trends based on your current backlog.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

3.   If you continue to present net cash provided by operating activities, please revise future filings to also present net cash provided by (used in) investing and financing activities.

Discussion and Analysis of Results of Operations, page 19

4.   In certain of your revenue narratives, on both a consolidated basis and by segment, you state that changes in revenues between periods were due to fluctuations in various operating segments or specific industry projects. In future annual and quarterly filings, where multiple factors contribute to material fluctuations, please quantify each factor you identify and more fully explain the underlying reasons for the changes. To the extent meaningful, please disclose and discuss the number of projects being performed and the average contract value during each period as well as the reasons for material changes in such amount during each period. To the extent material, please disclose and discuss the impact and status of specific significant projects.

5.   Please expand the discussion of your operating results in future annual and quarterly filings to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:
- Discuss the most significant components of your cost of sales, the percentage of cost of sales attributable to such components and the reasons for significant fluctuations in cost of sales and related margins between periods;
- Quantify each of the underlying factors you attribute to changes in selling, general and administrative expense; and

- Quantify each of the factors you identify as being the most significant reasons for the changes in consolidated operating income and segment operating income between periods.

Liquidity and Capital Resources, page 26

6.   In future annual and quarterly filings, please quantify and discuss material changes in your working capital between the comparative periods, including explaining the specific reasons for changes in accounts receivables, inventories, cost and estimated earnings in excess of billings, accounts payable, billings in excess of costs and estimated earnings, accrued expenses, and any other material assets and liabilities. To the extent applicable, please also address such changes relative to changes in revenues and consider disclosing and discussing changes in days outstanding and/or your cash conversion cycle during each period presented.

Application of Critical Accounting Policies, page 30
Revenue Recognition from Long-term Construction Contracts and Service Contracts, page 30

7.   Please revise future filings to disclose:
- the amount of any profits recognized for claims collected during each period presented;
- the amount of any contract losses recorded during each period presented as well as the current status of any contracts with material losses or for which material losses are reasonably possible; and
- the effects of material revisions in contract estimates during each period presented.

Insurance Liabilities, page 31

8.   Please revise future filings to disclose the amounts expensed during each period presented.

Income Taxes, page 31

9.   Please revise future filings to disclose the amount of taxable income you will be required to generate to fully realize your deferred tax assets. Please also tell us the amount of your deferred tax liabilities related to goodwill and indefinite lived intangible assets.

Goodwill and Identifiable Intangible Assets, page 31

10.   Please revise future filings to address the following:
- Clarify the number of reporting units you have and test for impairment and clarify how they relate to your reportable segments;
- To allow investors to better assess the magnitude of the dollar amounts over which the estimated fair values of your segments exceed their carrying values, also

disclose either the percentage excess or the estimated fair value of each segment; and

- To allow investors to better understand the potential impact of significant assumptions on your fair value estimates, disclose the potential impact of changes in significant assumptions.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 39
General

11.   Please revise future filings to disclose, to the extent applicable:
- the range of your contract durations;
- the amount of contract losses recorded during each period presented;
- the nature and status of any material items included in claims and change orders;
- the amount of profits recognized for claims collected during each period presented;
- the effect of material revisions in contract estimates during each period presented;
- the nature and amounts of items netted in revenue during the periods presented;
- the amount of any progress payments netted against contract costs as well as the amount of any advances that are payments on account of work in progress as of each balance sheet date; and
- your policy for and any amounts deferred related to pre-contract costs as of each balance sheet date.

Note 7. Investments, Notes and Other Long-Term Receivables, page 46

12.   Please explain to us your basis for classifying each gain.

Note 12. Income Taxes, page 51

13.   Please revise future filings to disclose the amount of undistributed foreign earnings for which you have not recorded deferred tax liabilities. Please also revise future filing to disclose the amount of cash held in foreign jurisdictions and the potential ramifications of moving that cash to the U.S.

Note 15. Retirement Plans, page 56

14.   Please more fully explain to us the specific factors resulting in your inability to estimate any range of additional funds you may be required to contribute to under-funded multi-employer pension plans.

Note 16. Commitments and Contingencies, page 63

15.   If applicable, please revise future filings to disclose the amount of liquidating damages you may be subject to, including the amount accrued at each balance sheet date and the amount or range of reasonably possible additional losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief